Jamie S. Miller
Senior Vice President – Controller
General Electric Capital Corporation

3135 Easton Turnpike
Fairfield, CT 06828
USA

T+1 203 373 2444
F+1 203 373 3005
Jamie.miller@ge.com

Via EDGAR

June 29, 2010

Mr. Kevin W. Vaughn
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	General Electric Capital Corporation
Form 10-K for Fiscal Period Ended December 31, 2009
Form 10-Q for Fiscal Period Ended March 31, 2010
File No. 001-06461

Dear Mr. Vaughn:

We are responding to your comment letter dated June 2, 2010, to Michael A. Neal, Chief Executive Officer of General Electric Capital Corporation (“GECC” or the “Company”) related to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

December 31, 2009 Form 10-K
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
General

1.
Given your disclosures on page 44 and the materiality of the gain related to the sale of the 1% interest in Penske Truck Leasing Co., L.P. (“PTL”) to the general partner, Penske Truck Leasing Corporation as well as the gain from the remeasurement of the resulting minority interest, please revise future filings to disclose the following information:

a.	The business purpose of the arrangement;

b.	How transaction prices were determined by the parties;

c.
Whether you have evaluated the transaction for fairness. If so, provide a description of how the evaluation was made. If not, provide disclosure of the reasons why it was not evaluated for fairness; and,

d.	Any ongoing contractual or other commitment as a result of the arrangement.

If you did not provide these disclosures because you did not deem the majority owner of Penske Truck Leasing Corporation to be a related party, please provide us with your analysis. Refer to Item 404 of Regulation S-K.

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Response:

PTL is a limited partnership formed in 1988 between Penske Truck Leasing Corporation (PTLC) and a subsidiary of General Electric Capital Corporation (GECC).  PTLC is an indirect wholly-owned subsidiary of Penske Corporation, which is privately held.  As part of our strategy to reduce our investment in the equipment management market, we reduced our partnership interest in PTL from 79% to 49.9% in a series of dispositions from 2006 through 2009 through sales either to PTLC or Penske Automotive Group (PAG).  PAG and PTL are indirectly controlled by Roger Penske who is also a member of the board of directors of General Electric Company.

The transaction price was determined on an arm’s-length basis and General Electric Company (GE) received a fairness opinion from an investment bank because of Mr. Penske’s interests in PTL and PAG and his position as a GE board member. GECC continues to provide loans under  long-term revolving credit and letter of credit facilities to PTL.

The Company notes that it is not required to provide disclosures under Item 404 of Regulation S-K because it is relying on Instruction I., Omission of Information by Certain Wholly-Owned Subsidiaries. We separately note that because the transaction included a GE director, it was reviewed and approved by GE’s Nominating and Corporate Governance Committee and discussed as a related-person transaction in GE’s 2010 proxy statement. Mr. Penske is not a member of the Nominating and Corporate Governance Committee and did not take part in the Committee or Board deliberations on this matter.

We will revise our disclosure in future filings along the following lines:

The largest unconsolidated VIE with which we are involved is PTL, which is a truck rental and leasing joint venture. The total consolidated assets and liabilities of PTL at December 31, 2008 were $7,444 million and $1,339 million, respectively. As part of our strategy to reduce our investment in the equipment management market, we reduced our partnership interest in PTL from 79% at December 31, 2005 to 50.9% at December 31, 2008 through a series of dispositions to Penske Truck Leasing Corporation (PTLC), the general partner of PTL, and an entity affiliated with PTLC. In addition, in the first quarter of 2009, we sold a 1% partnership interest in PTL, a previously consolidated VIE, to PTLC. The disposition of this partnership interest, coupled with our resulting minority position on the PTL advisory committee and related changes in our contractual rights, resulted in the deconsolidation of PTL. We recognized a pre-tax gain on the sale of $296 million, including a gain on the remeasurement of our retained investment of $189 million. The transaction price was determined on an arm’s-length basis and GE obtained a fairness opinion from a third-party financial advisor because of the related party nature of the transaction. The measurement of the fair value of our retained investment in PTL was based on a methodology that incorporated both discounted cash flow information and market data. In applying this methodology, we utilized different sources of information, including actual operating results, future business plans, economic projections and market observable pricing multiples of similar businesses. The resulting fair value of our retained interest reflected our position as a noncontrolling shareowner at the conclusion of the transaction. At December 31, 2009, our remaining investment in PTL of $5,751 million comprised a 49.9% partnership interest of $923 million and loans of $4,828 million. GECC continues to provide loans under long-term revolving credit and letter of credit facilities to PTL.

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Statement of Financial Position
Financing Receivables, page 30

2.
We note your disclosure on page 34 that your loss mitigation strategy intends to minimize economic loss and, at time, can result in rate reductions, principal forgiveness, extensions, forbearance or other actions, which may cause the related loan to be classified as a troubled debt restructuring (TDR). Please revise your future filings to disclose the extent to which you make modifications to loans that are not accounted for as TDRs and quantify the amounts of such loans. Disclose your basis for not accounting for these modifications as TDRs.

Response:

In conjunction with the FASB’s project on credit quality disclosures, expected to be effective for our 2010 Form 10-K, we are in the process of enhancing our financial accounting systems to separately track detailed information related to modified loans. In the meantime, we supplementally advise the Staff that we utilize certain loan modification programs for borrowers experiencing financial difficulties in our consumer loan portfolio.  For commercial loans, we evaluate changes in terms and conditions to determine whether the loan meets the classification criteria as a troubled debt restructuring (TDR) on a loan-by-loan basis.

We advise the Staff that effective with our second quarter 2010 Form 10-Q, we will provide the following additional disclosure:

Our loss mitigation strategy intends to minimize economic loss and, at times, can result in rate reductions, principal forgiveness, extensions, forbearance or other actions, which may cause the related loan to be classified as a troubled debt restructuring (TDR).  As of June 30, 2010, TDRs included in impaired loans were $X.X billion, primarily relating to Real Estate ($X.X billion), CLL ($X.X billion), and Consumer ($X.X billion).

We utilize certain loan modification programs for borrowers experiencing financial difficulties in our consumer loan portfolio.  These loan modification programs are primarily concentrated in our U.S. credit card and non-U.S. residential mortgage portfolios.  We sold our U.S. residential mortgage business in 2007 and as such, do not participate in the U.S. government sponsored mortgage modification programs.  During the six months ended June 30, 2010, we modified approximately $X.X billion of consumer loans for borrowers experiencing financial difficulties. This included approximately $X.X billion of credit card loans in the U.S. and approximately $X.X billion of other consumer loans primarily non-U.S. residential mortgages, credit cards and personal loans, which were not classified as TDRs. For these modified loans, we provided short-term (12 months or less) interest rate reductions and payment deferrals, which were not part of the terms of the original contract. During the six months ended June 30, 2010, approximately $X.X billion of these modified loans redefaulted.

Our allowance for losses on financing receivables on these modified loans is determined based upon a formulaic approach that estimates the probable losses inherent in the portfolio based upon statistical analyses of the portfolio. Once the loan has been modified, it returns to current status (re-aged) only after receipt of at least three consecutive minimum monthly payments or the equivalent cumulative amount, subject to a re-aging limitation of once a year, or twice in a five year period in accordance with the Federal Financial Institutions Examination Council guidelines on Uniform Retail Credit Classification and Account Management policy issued in June 2000.

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For commercial loans, we evaluate changes in terms and conditions to determine whether those changes meet the criteria for classification as a TDR on a loan-by-loan basis.

In CLL, these changes primarily take the following forms:  changes to covenants, short-term payment deferrals and maturity extensions.  For these changes, we receive economic consideration, including additional fees and/or increased interest rates, and evaluate them under our normal underwriting standards and criteria.  Changes to Real Estate’s loans primarily include maturity extensions, principal payment acceleration, changes to collateral terms, and cash sweeps, which are in addition to, or sometimes in lieu of, fees and rate increases.

The determination of whether these changes to the terms and conditions of our commercial loans meet the TDR criteria includes our consideration of all of the relevant facts and circumstances.  When the borrower is experiencing financial difficulty, we carefully evaluate these changes to determine whether they meet the form of a concession.  In these circumstances, if the change is deemed to be a concession, we classify the loan as a TDR.

This evaluation is part of our normal risk management process, which includes standards and policies for reviewing major risk exposures and concentrations, and relevant data.  This process incorporates the use of a watch list for identifying loans that may be reviewed in further detail.  Borrowers may be placed on the watch list due to several factors, including but not limited to, their financial condition, request for amended contractual terms, and nature or location of the industry in which they operate, resulting in our current assessment of the borrower as elevated risk.  We perform a specific reserve analysis for all loans designated as “watch” and if appropriate, establish reserves based on expected cash flows discounted at the loan’s effective interest rate, or collateral value as a practical expedient.  This often results in reserves being established in advance of a modification of terms or designation as TDR. This process is further detailed in Note 1 to our consolidated financial statements.

3.
Please revise your future filings to more fully explain the deterioration in the ratio of the allowance for loan losses as a percent of nonearning receivables. We note that for certain segments, you disclose that the ratio declined because nonearning receivables increased, but do not address the underlying reason why this trend is occurring. Furthermore, for certain segments you disclose that this ratio decreased due to increases in nonearning receivables that did not require significant specific reserves based on the strength of the underlying collateral. Please more clearly identify the nature of the collateral underlying these nonearning receivables. Discuss how this trend differs from prior periods such that the same level of allowance was not required in the current period and discuss the impact declining collateral values has on this and other credit metrics in your disclosure.

Response:

In future filings we will expand our disclosure to more fully explain deterioration in the ratio of the allowance for losses as a percent of nonearning receivables and the nature of the collateral underlying these nonearning receivables, as appropriate, along the following lines.

Collateral supporting CLL’s secured financing receivables is varied, primarily across mid-market customers, and includes industrial-related facilities and equipment, vehicles,

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corporate aircraft, and equipment used in many industries (e.g., construction, manufacturing, transportation, media, communications, entertainment and healthcare). During 2009, we experienced increased levels of nonearning financing receivables in certain of our CLL portfolios, primarily North American and European equipment financing, franchise finance, and leveraged finance businesses, reflecting the continued weakened economic and credit environment. Collateral supporting these financing receivables is primarily corporate aircraft and assets in the restaurant, trucking and forestry industries, and for our leveraged finance business, equity of the underlying businesses. Although the underlying collateral values related to these nonearning financing receivables deteriorated during 2009 as a result of the continued weakening market conditions, values remained adequate to cover the unpaid balance after recognition of specific reserves, if required, or, in certain circumstances, we obtained additional collateral to minimize overall loss exposures through restructuring actions.

The increase in nonearning receivables in our CLL-Europe business was primarily attributable to the January 2009 acquisition of Interbanca S.p.A. Approximately $0.3 billion of loans acquired with this transaction were placed on cost recovery and classified as non-earning as we did not have a reasonable expectation about the timing and amount of cash flows expected to be collected in accordance with ASC 310-30-35. The loans acquired with Interbanca S.p.A. were recorded at fair value, which incorporates an estimate at the acquisition date of credit losses over their remaining life. As such, there was no allowance for losses carried over upon acquisition for these loans, causing the decline in the ratio of the allowance for losses as a percent of nonearning receivables from 83.5% at December 31, 2008 to 39.4% at December 31, 2009.

In Real Estate, nonearning receivables of $1.3 billion represented 9.5% of total nonearning receivables at December 31, 2009. The $1.1 billion increase in nonearning receivables from December 31, 2008, was driven primarily by increased delinquencies in the U.S. apartment and office loan portfolios, which have been adversely affected by rent and occupancy declines. The ratio of allowance for losses as a percent of total financing receivables increased from 0.6% at December 31, 2008, to 3.3% at December 31, 2009, driven primarily by continued economic deterioration in the U.S. and the U.K. markets, which resulted in an increase in both specific and general credit loss provisions. Since our approach identifies loans as impaired even when the loan is currently paying in accordance with contractual terms, the establishment of a specific reserve may often precede the classification of a loan as nonearning.  The ratio of allowance for losses as a percent of nonearning receivables declined from 155.2% at December 31, 2008, to 119.3% at December 31, 2009, reflecting a higher proportion of the allowance being attributable to specific reserves and our estimate of underlying collateral values.  The allowance for losses on our real estate receivables may continue to be adversely affected as the overall challenging economic environment continues to pressure underlying property values. At December 31, 2009, real estate held for investment included $0.8 billion representing 82 foreclosed commercial real estate properties.

4.
We note in your tabular disclosure on page 79 that net charge-offs for certain of your loan portfolios exceeded the beginning allocated allowance balance. Please revise your disclosures to more fully explain the reasons for these trends and discuss any changes from trends noted in prior periods. Please discuss the reasons for these trends by major loan portfolio.

Response:

We supplementally advise the Staff that as our revolving credit portfolios turn over more than once per year, write-offs in our Consumer Installment and Revolving credit portfolios during a

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particular fiscal year will be related to both loans with incurred losses that existed in the portfolio as of the beginning of that fiscal year and those that were originated and written-off during that fiscal year.  In addition, write-offs in both our consumer and commercial portfolios can also reflect both losses that are incurred subsequent to the beginning of a fiscal year and information becoming available during that fiscal year which may identify further deterioration on exposures existing prior to the beginning of that fiscal year, and for which reserves could not have been previously recognized.

In future filings, we will enhance the discussion of financing receivables to more fully explain the reasons for the trends related to net write-off activity by major financing receivable portfolio, as appropriate.

Critical Accounting Estimates
Goodwill and Other Identified Intangible Assets, page 47

5.	Please revise your future filings to disclose the following information related to your goodwill and other identified intangible assets:

a.	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

b.	The amount of goodwill allocated to the reporting unit;

c.	A description of the methods and key assumptions used and how the key assumptions were determined;

d.
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and,

e.	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

We supplementally advise the Staff that we had previously made changes to our goodwill disclosures in our 2009 Form 10-K in an effort to provide much of the information the Staff is seeking regarding our methods and the basis for determining our key assumptions. Information regarding our methods, key assumptions and how assumptions are determined can be found on pages 47-48 of the critical accounting estimates section of MD&A in our 2009 Form 10-K.

With regard to the percentages by which fair value exceeded carrying value, we supplementally advise the Staff that we review the amounts by which fair values exceed carrying values for each of our reporting units and for each reporting unit that is at risk of failing Step 1, we have included disclosure to provide more information regarding the results of our testing, as well as related judgments and uncertainties. In our 2009 annual impairment testing, one reporting unit, Real Estate, was at risk of failing Step 1 of the test and in an effort to further substantiate the recoverability of its related goodwill, we performed the second step impairment analysis. This is disclosed on page 48 of our 2009 Form 10-K.

We perform our annual goodwill impairment testing in the third quarter and in our third quarter Form 10-Q, we will continue to provide information regarding our methods, key assumptions and

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how assumptions are determined. Additionally, for those reporting units which may be at risk of failing Step 1 of the impairment test, we will include a more detailed discussion of the degree of uncertainty associated with the key assumptions, along with a description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Additionally, in our second quarter Form 10-Q filing, we will more clearly disclose the amount of goodwill allocated to our reporting units.

Supplemental Information
Financial Measures that Supplement Generally Accepting Accounting Principles, page 53

6.	Please revise your future filings to disclose a definition of the measure “ROTC” and to provide a quantified reconciliation of the measure where used.

Response:

We used the term “ROTC” in our explanation of the measure “return on average GECC shareowner’s equity”. For clarification, in future filings we will consistently refer to the measure as “return on average GECC shareowner’s equity” which is defined in note a) to the Selected Financial Data table in Part II, Item 6 on page 14 of the 2009 Form 10-K as “represents earnings from continuing operations before accounting changes divided by average total shareowner’s equity excluding effects of discontinued operations (on an annual basis, calculated using a five-point average)”. In future filings we will include this definition and the complete tabular computation of the ratio in the Supplemental Information section.

Consolidated Financial Statements
Income Statement, page 57

7.
In your future filings, please revise your income statement presentation to present the total amount of other than temporary impairment recognized during the period with an offset for those amounts recognized in other comprehensive income in the manner prescribed by ASC 320-10-45-8A.

Response:

We acknowledge the Staff’s comments, but believe that disclosure of the gross other-than-temporary impairment charge recorded ($489 million in 2009) in the footnote to our Statement of Earnings is a more appropriate means of disclosure given the relative insignificance to the line in which these charges are presented. Specifically, we report other-than-temporary impairments on investment securities in investment income, which is a component of revenue. Such impairments comprised less than 1% of our 2009 revenues. These charges are also insignificant (less than 1%) of our 2009 total costs and expenses.

Note 2. Assets and Liabilities of Businesses Held for Sale and Discontinued Operations
Discontinued Operations
WMC, page 70

8.
Please revise your future filings to disclose a roll forward of the liability accrued for your representation and warranties reserves and provide this disclosure for any other sold loans for which you have similar obligations. Please revise to disclose the specific items and trends considered when determining the appropriate levels of reserves.

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Response:

We advise the Staff that we substantially reduced originations and revised our underwriting standards on loans originated in our WMC mortgage business in the first quarter of 2007 and subsequently sold the business in the fourth quarter of 2007.  Upon sale, we retained contractual obligations to repurchase previously sold loans as to which there was an early payment default or with respect to which certain contractual representations and warranties were not met.  Since 2008, we have seen a substantial reduction in loans tendered for repurchase.

We record reserves on these repurchase requests based upon pending and estimated future loan repurchase requests, the estimated percentage of loans validly tendered for repurchase, and our estimated losses on loans repurchased.  Based on our historical experience, we estimate that a small percentage of the total loans we originated and sold will be tendered for repurchase, and of those tendered, only a limited amount will qualify as “validly tendered”, meaning the loans sold did not satisfy specified contractual obligations.  The amount of reserve represents our best estimate of losses with respect to our repurchase obligations.  In many cases, we are able to cure the repurchase request based on demonstrating compliance with the underlying representations and warranties. To date, our experience on settlements has generally been in-line with our reserve estimates.

The reserve relating to WMC contractual repurchase obligations was $103 million at March 31, 2010 and $205 million at December 31, 2009. Substantially all of the decrease in the reserve in 2009 and 2010 represents settlements completed and paid. This can be seen by reviewing our WMC net loss from discontinued operations, which was $1 million and $41 million in 2009 and 2008, respectively, and which is disclosed on page 70.  Given the immateriality of the expected remaining exposure, we believe that our current disclosure is adequate.

9.
Please revise your future filings to provide the disclosures required by paragraphs 3-5 of ASC 450-20-50 as it related to your representations and warranties exposure. In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Furthermore, we remind you of the requirement in Item 303 of Regulation S-K to discuss any know trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources and quantify to the extent possible. Please revise your MD&A in future filings to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and warranties.

Response:

Consistent with ASC 450-20-50, the disclosed amount of our current reserve represents our best estimate of losses with respect to WMC's contractual repurchase obligations. As discussed in our response to Comment 8, the Company’s loss experience relating to WMC's contractual repurchase obligations has generally been in-line with estimates upon which reserves are based, and there has not been a material impact on our income from operations, liquidity and capital resources. In the future if trends in the WMC repurchase obligations and related reserve are expected to have a material impact on our income from operations, liquidity and capital resources, we will provide MD&A disclosure consistent with Item 303 of Regulation S- K.

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Note 3. Investment Securities, page 72

10.	We note your disclosure regarding the $883 million of subprime securities held in your RMBS portfolio. Please revise your future filings to disclose the following information:

a.	How long these securities have been in an unrealized loss position and provide the amount of unrealized loss related to these specific securities;

b.	Quantify the amount of other than temporary impairment recognized on these securities, if any;

c.
Given the nature of these securities, provide more specific disclosure regarding why these securities are not considered to be other than temporarily impaired. Specifically discuss what tranche you hold, the investment grade of the securities and where your securities fall in the cash flow waterfall; and,

d.
Discuss how you consider the monoline insurance held for these types of securities in your assessment of other than temporary impairment. If you consider amounts receivable from monoline insurers together with the amount of cash flows expected from the investment security itself, please tell us how you considered the guidance in ASC 320-10-35-23.

Response:

We supplementally advise the Staff that the total unrealized loss associated with our $883 million subprime RMBS securities was $422 million at December 31, 2009, of which the vast majority was in an unrealized loss position for greater than twelve months. This can also be noted within the table on page 73 as virtually all of our RMBS securities have been in an unrealized loss position for greater than 12 months. The total other-than-temporary impairment (OTTI) recognized on these subprime securities for the year ended December 31, 2009 was $208 million, of which $63 million was recorded through earnings and $145 million was recorded in accumulated other comprehensive income.

These investment securities are collateralized primarily by pools of individual direct mortgage loans, and do not include structured products such as collateralized debt obligations. Additionally, a majority of exposure to residential subprime credit related to investment securities backed by mortgage loans originated in 2006 and 2005. Substantially all of the securities we hold are the most senior tranche in the cash waterfall. Although all of the securities received investment grade ratings from the rating agencies upon issuance, approximately 33% of the securities have retained such rating.

In addition, we supplementally advise the Staff that Monoline insurers (Monolines) provide credit enhancement for certain of our investment securities, primarily residential mortgage backed securities and municipal securities. The credit enhancement is a feature of each individual security that guarantees the payment of all expected cash flows, and was not purchased separately by GE. Thus, the credit enhancement would transfer with the security to any market participant in a sales transaction. Accordingly, all cash flows related to such securities are received directly from the issuer’s trustee. When there is a shortfall in cash from the underlying collateral the Monoline will make a payment to the trustee to cover all contractual amounts due on the security. As a result, the guidance in ASC 320-10-35-23 is not applicable because the Monoline insurance is not a separate contract.

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In determining whether a security with Monoline credit enhancement is OTTI, we first refer to the guidance in ASC 320-10-35, as amended, to determine whether there has been an adverse change in estimated cash flows for that security. Estimated cash flows are obtained using third-party data sources and represent our best estimate of the amount and timing of estimated principal and interest from the underlying collateral, based on current information and events. The estimated cash flows are valued using an industry standard model. If there has been an adverse change in estimated cash flows, we then determine whether the security has credit enhancement from a Monoline. For those securities with credit enhancement, we evaluate several factors in reaching a conclusion on the ability of the Monoline to fulfill its obligations to the trustee (the analysis is similar to our OTTI analysis for corporate bonds), including:

•	Whether the Monoline is in default or default appears imminent;

•	Whether the Monoline has sufficient cash reserves and capital to continue to cover expected losses;

•	Whether the Monoline has received a ratings downgrade from any of the major rating agencies; and

•	The potential for intervention by an insurance or other regulator.

If we determine that it is probable that the Monoline would be unable to pay the trustee the full amount of any cash shortfall, we would recognize an OTTI for all securities that had an adverse change in estimated cash flows covered by that Monoline. We measure the OTTI based on the difference between our carrying amount and the fair value of the security.

In some circumstances, we have determined that it is probable that a specific Monoline will be unable to pay the trustee the full amount of the cash shortfall. For securities with credit enhancement from those specific Monolines, we have recognized an OTTI based on our best estimate of the cash flows expected to be received from the trustee, explicitly considering shortfalls in cash payments to be received by the trustee from the Monoline.

11.	Please revise your future filings to disclose the extent to which your collateralized debt securities are issued by government sponsored entities or private label issuers.

Response:

We supplementally advise the Staff that we have no collateralized debt obligations (CDOs) in our portfolio and that all securities were issued by either government sponsored entities or private label issuers. Securities issued by private label issuers are collateralized primarily by pools of individual direct mortgage loans of individual financial institutions. Of our total RMBS portfolio at December 31, 2009, $1.3 billion relates to securities issued by government sponsored entities and $1.0 billion relates to securities of private label issuers. We will revise future filings to provide further disaggregated disclosures.

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12.
Please revise your future filings beginning in your next Form 10-Q to provide footnotes to the table on page 73 to clearly identify the amount of non-credit other-than-temporary impairments recognized by investment category.

Response:

We believe that our disclosures comply with ASC 320-10-50-6 and would appreciate the opportunity to discuss this with the Staff.

Note 4. Financing Receivables and Allowance for Losses on Financing Receivables, page 75

13.	Please revise to separately disclose the amount related to deferred income, if material. Refer to ASC 310-20-50-3.

Response:

We supplementally advise the Staff that deferred income attributable to our investment in financing leases of $9,563 million as of December 31, 2009 is disclosed in the Net Investment in Financing Leases table on page 77 of our 2009 Form 10-K. Deferred income related to loans as of December 31, 2009 is approximately $2,250 million. Effective with our 2010 Form 10-K, we will also separately disclose deferred income related to loans.

Note 10. Income Taxes, page 87

14.	In light of the significance of your tax benefit in 2008 and 2009, please revise your future filings beginning in your next Form 10-Q to address the following:

a.	Please revise Note 10 as your tax-related disclosures on page 17 as applicable to more clearly explain the reasons for the significant tax benefits.
b.	Provide quantified breakdowns of the reasons that resulted in this anomaly accompanied by transparent explanations.
c.	Identify any trends affecting your taxes and the extent to which you expect such trends to continue.
d.	More clearly identify the nature of the components of the line items “Tax on global activities including exports” and “U.S. business credits” in your Tax Rate Reconciliation on page 90.
e.
Please revise to provide a quantified roll forward of your deferred tax valuation allowance for the periods presented and to provide transparent disclosure explaining the change in the valuation allowance.

Response:

Consistent with the MD&A discussion in GE’s 2009 Form 10-K (page 30), the GECC income tax rate is lower than the U.S. statutory rate primarily because of benefits from lower-taxed global operations, including the use of global funding structures. This tax benefit occurs because income earned and indefinitely reinvested outside the U.S. is subject to lower local country taxes than if the income were taxed at the U.S. statutory rate. GECC funds the majority of its non-U.S. operations through foreign companies. The earnings of these companies are subject to low foreign tax, producing most of this benefit. The benefit included in our effective tax rate is the difference between the tax at the U.S. statutory rate and the foreign tax on these companies.

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We consistently have a significant tax benefit from lower-taxed global operations. The anomaly to the tax benefit amount in 2008 and 2009 was the increase in indefinite reinvestment of prior year earnings, which were disclosed and discussed in our prior filings. The amount of the benefits from income taxed at less than the U.S. rate declined in 2009 as compared to 2008, but there was a significant tax benefit in both years. In fact, this has been a consistent earnings factor over many years and the tax benefit has been at least as large as the 2009 level since 2005. While there was a significant benefit in each period, as disclosed in our 2009 and 2008 annual filings, the percentage impact from this benefit changed significantly in 2008 and 2009 because of the significant decrease in high-taxed U.S. pretax income, which swung the rate from a negative in 2008 to a positive rate in 2009. Accordingly, while “Tax on global earnings including exports” was a benefit in both years, it was expressed as a negative amount in 2008 and a positive amount in 2009. As noted in our 2009 Form 10-K disclosure, GE and GECC file a consolidated U.S. federal tax return that enables GE to use GECC tax deductions and credits to reduce tax that otherwise would have been payable by GE. The GECC effective tax rate reflects the benefit of these U.S. tax reductions. GE makes cash payments to GECC for these tax reductions at the time GE’s tax payments are due.

We expect the significant tax benefit from lower-taxed global earnings to continue in the future, subject to the risk of a change in tax law, as disclosed in our prior filings, and subject to continued indefinite reinvestment, as discussed in our critical accounting estimates and the tax section of MD&A. The amount of the benefit was reduced in 2009 as compared to 2008 as global interest rates have a significant impact on the amount of the benefit. To the extent interest rates and non-U.S. operating income increase we would expect tax benefits to increase consistent with management’s intentions at that time to indefinitely reinvest those earnings and depending in large part on the continuation of current tax policy.

In addition, as previously disclosed, our tax provision was reduced in 2008 and 2009 by the decision to increase the indefinite reinvestment of prior year earnings. We do not expect this benefit to recur.

We will revise our disclosures in future filings along the lines below to more fully disclose the nature of the significant tax benefit from lower-taxed non-U.S. operations, to discuss the reasons for any change in the amount of this benefit, to reiterate the factors that would affect this benefit and to clarify that this benefit is reported in the effective tax rate reconciliation in the line “Tax on global activities including exports”. In addition, we will indicate in future annual filings that the line “U.S. business credits” reflects U.S. general business credits, primarily the credit for energy produced from renewable sources, the non-conventional fuels credit and the low-income housing credit.

Supplementally, we advise the Staff that substantially all of the $84 million increase in the valuation allowances related to non-U.S. loss carry forwards (as disclosed in Note 10 to GECC’s 2009 Form 10-K) was the result of valuation allowances on 2009 non-U.S. losses. Therefore, we believe that our prior disclosure is appropriate as substantially all of the increase in valuation allowance directly offset increased deferred tax assets, was not the result of material change in the beginning-of-the-year balance of a valuation allowance, and did not have a material impact on our tax provision or effective tax rate. In future disclosure we will explain changes to our valuation allowances that represent a material change to the beginning-of-the-year balance of a valuation allowance or have a material effect on our net income or deferred tax position.

Proposed disclosure:

Our income tax rate is lower than the U.S. statutory rate primarily because of benefits from lower-taxed global operations, including the use of global funding structures. There

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is a benefit from global operations as non-U.S. income is subject to local country tax rates that are significantly below the 35% U.S. statutory rate. These non-U.S. earnings have been indefinitely reinvested outside the U.S. and are not subject to current U.S. income tax. The rate of tax on our indefinitely reinvested non-U.S. earnings is below the 35% U.S. statutory rate because we have significant business operations subject to tax in countries where the tax on that income is lower than the U.S. statutory rate and because GECC funds the majority of its non-U.S. operations through foreign companies that are subject to lower foreign taxes.

Overall, we expect our ability to benefit from non-U.S. income taxed at less than the U.S. rate to continue subject to possible changes of U.S. or foreign law, including, as discussed in Note 10 of our 2009 Form 10-K, the expiration of the U.S. tax law provision deferring tax on active financial services income. In addition, since this benefit depends on management’s intention to indefinitely reinvest amounts outside the U.S., our tax provision will increase to the extent we no longer indefinitely reinvest foreign earnings.

In addition to the above disclosure, in future annual filings, we will add disclosures along the following lines:

The lower foreign tax rate on our indefinitely reinvested non-U.S. earnings provided a tax benefit of $2.5 billion in 2009 that is reflected in our income tax rate. The tax benefit from non-U.S. income taxed at a local country rather than U.S. statutory tax rate is reported in the effective tax rate reconciliation in the line “Tax on global earnings including exports.”

Our benefits from lower taxed global operations declined to $2.5 billion in 2009 from $4.0 billion in 2008 (including in each year a benefit from the decision to indefinitely reinvest prior year earnings outside the U.S.) principally because of reduced earnings in our low-tax non-U.S. companies due to lower interest rates, and from lower earnings in our operations subject to tax in countries where the tax on that income is lower than the U.S. statutory rate. These decreases were partly offset by management’s decision in 2009 to indefinitely reinvest prior year earnings outside the U.S. that was larger than the 2008 decision to indefinitely reinvest prior year earnings outside the U.S. To the extent global interest rates and operating income increase we would expect tax benefits to increase, subject to management’s intention to indefinitely reinvest those earnings.

Note 14. Fair Value Measurements, page 93

15.
Please revise to present the information disclosed on page 96 related to your non-recurring fair value measurements in a tabular format. Additionally, please present this information by major type of asset subject to the non-recurring fair value measurement. Refer to ASC 820-10-50-8.

Response:

In future filings we will revise our disclosure to present non-recurring fair value measurements by major asset type.

Note 16. Off Balance Sheet Arrangements
Unconsolidated Variable Interest Entities, page 103

16.	Please provide us your analysis supporting your deconsolidation of Penske Truck Leasing Co., L.P. (”PTL”) as a result of the sale of 1% of PTL to the general partner, Penske Truck

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Leasing Corporation. We note your disclosure on page 44 that the majority owner of PTL’s general partner, Penske Truck Leasing Corporation, is a member of GE’s board of directors. Please tell us whether you consider Penske Truck Leasing Corporation to be a related party for the purposes of determining whether to consolidate PTL and provide us with your analysis. If so, please tell us how you considered this relationship in your determination that PTL should be deconsolidated. Refer to ASC 810-10-25-42 and ASC 810-10-25-43. Please tell us whether you updated your analysis upon adoption of Accounting Standards Update No. 2009-17 (SFAS 167) on January 1, 2010 and if, provide us with your analysis.

Response:

PTL is a limited partnership formed in 1988 between Penske Truck Leasing Corporation (PTLC) and a subsidiary of General Electric Capital Corporation (GECC). PTLC is an indirect wholly-owned subsidiary of Penske Corporation, which is privately-held.

As of December 31, 2008, GECC held 50.9% of PTL’s partnership interests, with the remainder held by PTLC (40.1%), and Penske Automotive Group, Inc. (PAG) (~9%). PAG is a publicly traded automotive retailer in the United States and its largest stockholder is Penske Corporation or entities affiliated with Penske Corporation, which owned approximately 40% of PAG’s outstanding common stock at March 12, 2009. Roger S. Penske is the Chairman of the Board of Penske Corporation, PTLC and PAG. Mr. Penske has been a member of the General Electric Company Board of Directors since 1994.

PTLC is the sole general partner of PTL and therefore has management responsibility for day-to-day operations of PTL’s business. An Advisory Committee (AC) of PTL consults with and advises the general partner. The general partner may not take certain specified actions without the consent of the AC. Prior to the transaction in the first quarter of 2009, the AC had six members (three designated by PTLC and three designated by GECC), and actions of the AC required a majority vote of its members. PAG appoints a non-voting observer to the AC, who is entitled to certain notices and information.

Although PTL is in all other respects a voting interest entity, it meets the technical definition of a variable interest entity under FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (Revised) (FIN 46(R)) paragraph 5.c due to the existence of disproportionate voting rights relative to economics, and the economic interests of Mr. Penske, as a related party, needing to be considered as part of our economic interests for purposes of determining whether substantially all of PTL’s activities involved or were conducted on our behalf. In evaluating the application of this guidance upon the adoption of FIN 46(R) in 2004, it was acknowledged that the role served by Mr. Penske as a GE Director was not a part of the design of PTL but that, as a result of that involvement, PTL met the technical definition of a variable interest entity. We determined that GECC was the party within the related party group that was most closely associated with PTL under the related party criteria of FIN 46(R) paragraph 17, primarily as a result of its then 79% partnership interest (FIN 46(R), paragraph 17.c.), and therefore was considered to be the party within the related party group that should consolidate PTL.

Between the adoption of FIN 46(R) in 2004 and the transaction in the first quarter of 2009, we reduced our partnership interest in PTL from 79% to approximately 51% through several dispositions, reflecting our intent to reduce our investment in PTL over time. For each disposition, the following continued to be true at the conclusion of each transaction: PTLC remained the general partner of PTL, we retained our majority position in PTL’s partnership interests (although all of our interests were as a limited partner), and participation on PTL’s AC remained equally split between PTLC and us. Therefore, GECC remained the party within the related party group that

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was most closely associated with PTL under the related party criteria of FIN 46(R) paragraph 17 and continued to consolidate PTL.

The sale transaction in the first quarter of 2009 included the following principal terms.

•	The transfer of a 1% partnership interest in PTL from GECC to PTLC.
•
An amendment by GECC, PTLC and PAG to the AC membership that reduced the number of AC members from six to five, with PTLC continuing to have the right to appoint three members and GECC having the right to appoint two members. PAG retained its non-voting observer on the AC. As a result, GECC and PTLC no longer share equal membership.

•
Certain actions require AC approval of four of the five AC members (including at least one GECC member), rather than a simple majority, but a simple majority retained the power to direct matters that most significantly impact the activities of PTL, including, but not limited to, activities that impact PTL’s economic performance.

•	GECC has the right to approve certain changes in control or any merger involving PTL.

Following this transaction, we concluded that PTL continued to be a variable interest entity since Mr. Penske remained a GE Director. Therefore, we then performed an analysis to determine the primary beneficiary of PTL. Our analysis followed the guidance in paragraphs 15 and 17 of FIN 46(R), which are applicable to this transaction. In order to determine the primary beneficiary, we first looked to the guidance under paragraph 17 of FIN 46(R) to determine which party within the related party group was most closely associated with PTL.

PTL is substantively operated in a manner consistent with other partnerships that are considered voting interest entities and, were it not for Mr. Penske’s role as a GE Director, PTL would otherwise be considered a voting interest entity. Therefore, in evaluating the relative importance of the criteria in FIN 46(R) paragraph 17, relatively more weight was given to the actual exercise of control within PTL.

The disposition of our partnership interest and concurrent amendment of certain PTL governing documents resulted in GECC’s partnership interest in PTL declining below 50% and provided PTLC with control of the AC. That fact, coupled with PTLC and PAG’s combined limited partnership interest exceeding 50% and PTLC remaining the sole general partner of PTL was the basis for our conclusion that PTLC was now the entity, within the related party group, that was most closely associated with PTL. To the extent the powers of the general partner are limited by the AC, a simple majority of the AC has the power to direct matters that most significantly impact the activities of PTL, including, but not limited to, activities that impact PTL’s economic performance. The rights retained by GECC through the requirement for approval by four members of the AC, on the other hand, are protective in nature, as they do not provide GECC with the ability to effectively participate in significant financial and operating decisions that would be expected to be made in the ordinary course of PTL’s business.

Accordingly, GECC was no longer deemed to be the primary beneficiary of PTL. In accordance with the requirements of FIN 46(R), we deconsolidated PTL upon closure of the transaction in the first quarter of 2009 and have subsequently reported our remaining investment in PTL as an unconsolidated variable interest entity.

ASU 2009-17 did not amend FIN 46(R) paragraph 5.c. and accordingly, we still considered the economic interests of Mr. Penske, as a related party, as part of our economic interests for purposes of determining whether substantially all of PTL’s activities involved or were conducted on our behalf. As the relationship between GECC and PTLC, inclusive of Mr. Penske continuing in his role as a GE Director, did not change from the transaction in the first quarter of 2009 to January 1, 2010, we concluded that PTL still met the technical definition of a variable interest entity under ASU 2009-17 upon adoption on January 1, 2010.

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In determining the primary beneficiary of PTL upon the adoption of ASU 2009-17, we likewise considered the variable interests held by GECC and PTLC as our own interests, in accordance with ASU 810-10-25-42 and 43. However, given the existence of this related party relationship, we first considered which party within the related party group met the characteristics of a controlling financial interest in ASC 810-10-25-38A, and therefore, the primary beneficiary of PTL. For the reasons articulated in our analysis performed under FIN 46(R) at the time of the transaction in the first quarter of 2009 and discussed earlier in this response, we concluded that PTLC has the power to direct the activities of PTL that most significantly impact its economic performance and thus we were not the primary beneficiary of PTL under ASU 2009-17.

Note 19. Operating Segments, page 100

17.
Please revise your future filings to more specifically discuss what you mean by the disclosure that your related party transactions are on terms that are “commercially reasonable”. Please revise your disclosure to confirm that related party transactions are made on an arms-length basis, if applicable. If not, please state how the terms of related party transactions differ from that of an arms-length based transaction.

Response:

In future filings we will revise our disclosure to clarify that the related party transactions are made on an arms-length basis.

March 31, 2010 Form 10-Q
3. Investment Securities, page 8

18.
For those securities for which you recognized an other than temporary impairment charge through earnings during the period, please revise your future filings to disclose by major security type, the methodology and significant inputs used to measure the amount related to credit loss. Refer to ASC 320-10-50-8A.

Response:

Although ASC 320-10-50-8A requires interim disclosure by major security type and the methodology and significant inputs used to measure the amount of credit loss, we advise the Staff that our methodology and significant inputs have not changed from our 2009 Form 10-K filing. We have referenced this in the March 31, 2010 Form 10-Q. However, in future filings we will clarify our reference in the Form 10-Q as follows:

For additional information regarding our methodologies and significant inputs used to measure the amount related to credit loss, see Note 3 to the consolidated financial statements in our 2009 Form 10-K.

12. Variable Interest Entities, page 27

19.
We note your disclosure on page 50 of your December 31, 2009 Form 10-K that upon adoption of ASC 810 you will deconsolidate certain entities where you do not meet the definition of primary beneficiary under the revised guidance. Please clarify whether you actually deconsolidated any of these entities upon adoption on January 1, 2010 and quantify the related items and amounts that were deconsolidated. if so, please provide

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your accounting analysis supporting why you do not believe that you have the combination of a) rights to receive benefits or obligations to absorb losses that could be potentially significant to the entity, and b) the powers to direct the activities that most significantly impact the economic performance of the entity that would together provide a controlling financial interest in the entity. Additionally, please tell us whether you have used similar logic in not consolidating certain other structures upon the adoption of ASC 810, e.g., previously unconsolidated structures that were not consolidated upon adoption as a result of your above analysis.

Response:

We supplementally advise the Staff that on January 1, 2010, we deconsolidated a small number of pre-existing variable interest entities where we were no longer the primary beneficiary under the revised requirements in ASC 810. Deconsolidating these entities reduced assets, primarily financing receivables, by $482 million and liabilities, primarily non-recourse borrowings, by $308 million.

The vast majority of these entities are real estate or venture capital investment entities. These entities invest in either commercial real estate or equity securities. The activities that significantly affect the economic performance of these entities primarily involve the acquisition, management and disposal of investments. Such decisions are the responsibility of the managing member or general partner. We provide equity financing to these entities as non-managing members or limited partners, and in one case we provide debt financing. We retain protective rights typical of non-managing members and limited partners and believe that such rights do not enable us to make the decisions that significantly affect the economic performance of these entities.

In all cases, we have no ability to unilaterally remove the parties currently making the decisions that significantly affect their economic performance. These entities were identified as variable interest entities solely because there was insufficient equity investment at risk.

This logic was also applied in our evaluation of entities determined to be VIEs under the revised guidance in ASC 810.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me at (203) 373-2444.

GENERAL ELECTRIC CAPITAL CORPORATION

/s/Jamie S. Miller
Jamie S. Miller
Senior Vice President and Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer, General Electric Company
M. A. Neal, Vice Chairman, General Electric Company and Chairman and Chief Executive Officer, General Electric Capital Corporation
K. S. Sherin, Vice Chairman and Chief Financial Officer, General Electric Company
J. S. Bornstein, Chief Financial Officer, General Electric Capital Corporation
D. A. Warner, III, Chairman, General Electric Company Audit Committee
B. B. Denniston, Senior Vice President and General Counsel, General Electric Company
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel; Chairman, Disclosure Committee, General Electric Company
W. J. O’Mara, Partner, KPMG LLP P. Tupper, Partner, KPMG LLP

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